NEWS RELEASE

EMX ROYALTY FILES PRELIMINARY BASE SHELF PROSPECTUS

Vancouver, British Columbia, April 26, 2021- EMX Royalty Corporation (the "Company" or "EMX") (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) announces today that it has filed a preliminary short form base shelf prospectus (the "Base Shelf Prospectus") with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission.

The Base Shelf Prospectus and Registration Statement, when made final and effective, will enable the Company to make offerings of up to C$200 million of common shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the Base Shelf Prospectus and Registration Statement remain valid. The specific terms of any offering will be established in a prospectus supplement to the Base Shelf Prospectus, which will be filed with the applicable Canadian and U.S. securities regulatory authorities in connection with any such offering. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of securities may be used by EMX for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, and to fund capital projects and potential future acquisitions.

The Registration Statement filed with the SEC has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory state or jurisdiction.

Copies of the Base Shelf Prospectus and Registration Statement can be found under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, respectively. A copy of the Base Shelf Prospectus and Registration Statement may also be obtained from the Secretary of the Company at Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. See www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303)979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EMX to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com

Specifically, this news release contains forward-looking statements relating to, but not limited to: obtaining a receipt for the Base Shelf Prospectus, for the amount and securities currently stated; and the filing of a prospectus supplement in the future. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including assumptions as to ability to obtain regulatory approval and the availability of financing opportunities in favourable market conditions. These foregoing lists are not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's most recent annual information form and other public documents on file with the Canadian Securities regulatory authorities on www.sedar.com.

The forward-looking statements represent the Company's views as at the date of this news release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statement. The Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com